

News Release – September 25, 2006

Daguma Coal Project

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: September 25, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to advise a a one (1) month extension of the period to complete its due diligence on the Daguma coal project option agreement in South Cotabato province on Mindanao Island, the Philippines. The option period will now expire on 22 October, 2006.

Crew sought and was granted the extension as a consequence of the exceptionally wet July/August period which delayed commencement of the confirmatory resource drilling program. The Company has mobilised additional drill rigs to ensure completion of this part of the program.

The Company has engaged the services of MineConsult Pty Ltd, Australia and Knox Partners to assist its due diligence programme, specifically resource evaluation, coal quality assessment and preliminary mine planning and project infrastructure estimates.

The Company is pleased with results to date from the drilling program which tend to confirm the general coal seam thicknesses. Coal quality verification is in progress and the Company is using the services of QCC Australia to assist in this aspect of the program.

Jan A Vestrum
President & CEO